SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FISCAL COUNCIL 527thª Meeting	03.18.2022

FINANCIAL STATEMENTS OPINION

12.31.2021

The Fiscal Council of Centrais Elétricas Brasileiras S.A. – Eletrobras, within the scope of its legal and statutory attributions, received the Management Report and examined the individual and consolidated financial statements of Eletrobras, referring to the fiscal year ended December 31, 2021, comprising the Balance Sheet, Income Statement of the Year, Statement of Added Value, Statement of Comprehensive Income, Statement of Cash Flows and the explanatory notes to the financial statements, accompanied by the Independent Auditors' Opinion, as well as the proposal relating to the allocation of income for the year.

This Fiscal Council, considering the monitoring work of the Company, parent company and consolidated, the information provided by the Company throughout the year, the analysis of the documentation presented and the Independent Auditors' Report - PWC, understands that the referred documents, highlighting the emphasis contained in the Independent Auditors' Report, are in a position to be submitted for deliberation by the Company's Ordinary General Shareholders' Meeting.

Rio de Janeiro, March 18, 2022.

DOMINGOS ROMEU ANDREATTA	ANTÔNIO EMILIO BASTOS DE AGUIAR FREIRE
Fiscal Council Chairwoman	Board Member

CARLOS EDUARDO TEIXEIRA TAVEIROS	THAÍS MÁRCIA F. MATANO LACERDA
Board Member	Board Member

RAFAEL REZENDE BRIGOLINI
Board Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.